Exhibit 99.7

James Hardie Industries plc (Company)

Directors’ Report
for the half year ended 30 September 2021

Directors

As of the date of this report the members of the Board are: MN Hammes (Chairman), P Lisboa, A Lloyd, M Nozari, R Rodriguez, S Rowland, D Seavers, N Stein, H Wiens and J Truong (CEO).

There have been two changes to the composition of the Board between 1 April 2021 and the date of this report. A Gisle Joosen retired as a director on 26 August 2021 and D Harrison retired as a director on 5 November 2021.

Review of Operations

Please see Management’s Analysis of Results relating to the period ended 30 September 2021.

Auditor’s Independence

The Directors obtained an annual independence declaration from the Company’s auditors, Ernst & Young LLP.

This report is made in accordance with a resolution of the Board.

/s/ MICHAEL N. HAMMES	/s/ JACK TRUONG
MN Hammes	J Truong
Chairman	Chief Executive Officer

Chicago, United States, 5 November 2021

James Hardie Industries plc

Board of Directors’ Declaration
for the half year ended 30 September 2021

The Board declares that with regard to the attached financial statements and notes:

a)     the financial statements and notes comply with the accounting standards in accordance with which they were prepared;

b)     the information contained in the financial statements and notes fairly presents, in all material respects, the financial condition and results of operations of the Company; and

c)     in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board.

/s/ MICHAEL N. HAMMES	/s/ JACK TRUONG
MN Hammes	J Truong
Chairman	Chief Executive Officer

Chicago, United States, 5 November 2021